Exhibit 99.4

Mutual Termination Agreement

This Mutual Termination Agreement (this “Termination Agreement”), entered into on May 30, 2024 (the “Signature Date”), is made between:

1.	TotalEnergies Marketing Services, a Société par Actions Simplifiée organized and existing under the laws of France and registered with the Trade and Company Registry of Nanterre under number 542 034 921 RCS Nanterre (“TEMS”), on the one hand; and

2.	Maxeon Solar Technologies, LTD., a company organized and existing under the laws of the Republic of Singapore (“MAXEON”) and SunPower Systems SArl, a Société à Responsabilité Limitée organized and existing under the laws of Switzerland, registered with the commercial register of the Canton of Geneva under registration number CHE-112.357.739 (“SPSW”), on the other hand.

TEMS, MAXEON and SPSW are referred to herein together as the “Parties” and individually as a “Party”. Capitalized terms used but not otherwise defined herein have the respective meanings assigned to them in the Second ARIA (as defined below).

RECITALS

Whereas, as of November 9, 2016, Total Energies Nouvelles Activités USA (“TENA USA”) on the one hand, and SunPower Corporation and SPSW (collectively “SunPower”) on the other hand, entered into a Photovoltaic Equipment Supply Master Agreement pursuant to which SunPower agreed to sell 150MWp (with an option for an additional 50MWp, at TENA USA’s discretion) of solar photovoltaic modules to TENA USA and any affiliate thereof for the requirements of the TotalEnergies group’s operational and industrial business activities and/or facilities (the “Master Agreement”), and an Initial Implementing Agreement implementing the terms thereof.

Whereas, as of March 6, 2017, TENA USA and SunPower entered into an Amended & Restated Initial

Implementing Agreement (as amended from time to time, the “ARIA”). On the same date, TENA USA (acting on the name and behalf of its Affiliates) paid US$88,500,000.00 (eighty-eight million five hundred thousand U.S. dollars) (the “Pre-Paid Purchase”) to SPSW, as an advanced payment in full of an initial order of 150 MWp of SunPower solar panels (the “Initial Order”).

Whereas, as consideration for TENA USA agreeing to advance the payment of the Pre-Paid Purchase, (i) SunPower and TENA USA entered into a New York law-governed Security Agreement dated as of March 6, 2017 (the “Security Agreement”) whereby SunPower granted a security interest in certain of their assets in the United States (the “US Security”) and (ii) SPSW entered into a Mexican law-governed security agreement dated as of June 12, 2017 whereby SPSW granted a security interest in certain of its assets located in Mexico (the “Mexican Security”), in each case to secure the payment and performance of the obligations of SunPower under the Master Agreement and the ARIA.

Whereas, by virtue of an Assignment Agreement dated March 6, 2017, TENA USA transferred and assigned its rights, obligations and liabilities under the Master Agreement, the ARIA and the Security Agreement to TEMS. Consequently, TEMS repaid the full amount of the Pre-Paid Purchase to TENA USA.

Whereas, in anticipation of the spinning-off, by SunPower Corporation, of MAXEON into a separate publicly traded company, SunPower Corporation agreed with MAXEON, in a Separation and Distribution Agreement dated November 8, 2019, to contribute certain non-U.S. operations and assets of its Sun Power Technologies business unit to MAXEON (the “Separation”).

Whereas, in connection with the Separation, TEMS, SPSW and SunPower entered into an Assignment and Assumption Agreement, Consent and Release effective August 17, 2020, whereby (i) TEMS released and discharged SunPower from all obligations, liabilities and claims in connection with the US Security, (ii) SunPower transferred and assigned to MAXEON, all of its rights, obligations and liabilities under the Master Agreement and the ARIA (as amended) and (iii) TEMS and MAXEON agreed in principle to enter into good faith negotiation in order to make certain amendments to the ARIA promptly following the spin-off.

WHEREAS, as of February 22, 2021, TEMS, MAXEON and SPSW entered into an Amended & Restated Initial Implementing Agreement (the “Second ARIA” and, together with the Master Agreement, the “Solarization Agreement”) to, among other things: (i) update the list of solar modules that may be sold by MAXEON and ordered by TEMS, as well as the purchase price/Wp thereof and a purchase price revision mechanism; (ii) acknowledge that, as of that date, around 70 MWp of Products remained to be ordered by TEMS to fulfill the purchase commitment of 150 MWp under the Initial Order and after full ordering of the Initial Order, the actual price of that full Initial Order would be lower than the amount of the Pre-Paid Purchase given the declining module prices since execution (the positive difference referred to herein as the “Overpayment in Advance”), and (iii) agree that if TEMS fulfilled the 150 MWp purchase commitment under the Initial Order by December 31, 2022, the Parties would determine the final amount of the Overpayment in Advance and MAXEON would repay the final amount of the Overpayment in Advance in 12 equal quarterly installments payable from Q1, 2023 to Q4, 2025.

WHEREAS, as of June 30, 2022, TEMS had ordered a total of 156.45 MWp of Products and, according to Amendment No. 4 to the Second Aria effective as of January 31, 2023, the final amount of the Overpayment in Advance was determined by the Parties to be $24,305,091.96, payable by Maxeon in 12 equal quarterly installment payments of $2,025,424.33 each.

WHEREAS, as of the Signature Date, the outstanding amount of the Overpayment in Advance remaining to be paid by MAXEON is $16,203,394.65 (such amount, as may be adjusted following the Signature Date and up to the Effective Date (as defined below) pursuant to the terms of the Solarization Agreement, the “Overpayment in Advance Outstanding Amount”).

WHEREAS, the Parties no longer wish to remain bound by the terms of the Solarization Agreement and have expressed the desire to mutually terminate the Solarization Agreement in accordance with the terms and conditions set forth in this Termination Agreement

NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration the sufficiency and receipt of which is hereby acknowledged, the Parties agree as follows:

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ARTICLE 1 – Agreement

The Parties agree that, notwithstanding any terms to the contrary therein, each of the agreements comprising the Solarization Agreement shall terminate on the date on which MAXEON issues to TEMS adjustable-rate convertible second lien senior secured notes (the “2L Notes”) in an aggregate principal amount equal to the Overpayment in Advance Outstanding Amount (rounding down to the nearest $1,000), pursuant to that certain indenture to be entered into between MAXEON, the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as collateral trustee, and Rizal Commercial Banking Corporation – Trust and Investment Group, as Philippine supplemental collateral trustee, in form and substance acceptable to TEMS, or, if mutually agreed in writing by the Parties, such other debt instruments and/or securities issued by MAXEON on substantially similar terms and conditions as the 2L Notes (“Other Instruments”), it being agreed by the Parties that such issuance of the 2L Notes or such Other Instruments constitutes the full repayment by MAXEON of the Overpayment in Advance Outstanding Amount (the “Effective Date”).

The Parties further agree that commencing on the Signature Date and until (i) if the 2L Notes or such Other Instruments are issued before one calendar year after the Signature Date, the Effective Date, or (ii) if the 2L Notes or such Other Instruments are not issued before one calendar year after the Signature Date, the date that falls one calendar year after the Signature Date, neither MAXEON nor SPSW shall be obligated to pay to TEMS any portion of the Overpayment in Advance Outstanding Amount, nor shall interest accrue until 45 days after the Signature Date in the event the 2L Notes or such Other Instruments have not been issued before then. For the avoidance of doubt, if the 2L Notes or such Other Instruments are not issued before one calendar year after the Signature Date, TEMS, at its option, may choose to (i) receive the 2L Notes or such Other Instruments or (ii) retain the Overpayment in Advance Outstanding Amount, plus any accrued and unpaid interest.

ARTICLE 2 – Effect of Mutual Termination

Effective as of the Effective Date, the Solarization Agreement shall have no further force and effect between the Parties and, among other things, as of such date, the Parties shall be fully and forever discharged and released of any and all of their respective obligations and liabilities of any kind thereunder including, without limitation, MAXEON’s and SPSW’s obligation to pay to TEMS the Overpayment in Advance Outstanding Amount.

On the Effective Date, TEMS shall fully, unconditionally and irrevocably release and discharge SPSW from all obligations, liabilities and claims in connection with the Mexican Security such that, together with such release, the Mexican Security shall be of no full force and effect, and all security interest rights to the collateral pledged thereunder shall be terminated. On and following the Effective Date, TEMS shall execute and deliver to SPSW such documents as SPSW will reasonably request to evidence such termination, in form and substance acceptable to TEMS.

ARTICLE 3 – Governing law and Jurisdiction

This Termination Agreement shall be governed by and construed in accordance with the substantive laws of France (to the exclusion of conflict of law rules).

Disputes arising out of or in connection with this Termination Agreement including, without limitation, matters of validity, conclusion, binding effect, interpretation, construction, performance or non-performance and remedies shall be submitted to the exclusive jurisdiction of the Nanterre Commercial Court.

ARTICLE 4 – Entire Agreement

This Termination Agreement may be executed in multiple counterparts (including by means of facsimiled signature pages), each of which shall be an original and all which taken together shall constitute one and the same agreement.

ARTICLE 5 – Electronic signature

The Parties expressly agree that where this Termination Agreement is signed by electronic means, it constitutes the original of the document prevailing between the Parties. The Parties expressly agree that this Termination Agreement electronically signed is conclusive evidence that has the same probative value as a handwritten signature paper and serves as consent of the Party that created it. As a result, the Parties recognize that this Termination Agreement shall be validly enforceable, and the Parties hereby pledge not to challenge the admissibility, validity, enforceability or evidential value of the aforementioned electronic form of document. These provisions apply to any amendment to this Termination Agreement that the Parties would have to sign. The electronic signature solution is provided by a certified service provider compliant with applicable EU regulations. Each Party shall archive the electronically signed documents and signature certificates.

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IN WITNESS WHEREOF, this Termination Agreement has been executed on behalf of the Parties hereto on the Signature Date set out above.

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MAXEON SOLAR TECHNOLOGIES, LTD.			SUNPOWER SYSTEMS SARL

By:	/s/ Kai Strohbecke		By:	/s/ Frederic Biollaz
	Name:	Kai Strohbecke		Name:	Frederic Biollaz
	Title:	Chief Financial Officer		Title:	Managing Director

TotalEnergies Marketing Services

By:	/s/ Philippe Callejon
	Name:	Philippe Callejon
	Title:	B2CR Director

[Signature Page to Mutual Termination Agreement]